April 20, 2020

David Manning
Staff Accountant
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Diamond Hill Funds; File Nos. 811-08061 and 333-22075

Dear Mr. Manning:
On March 25, 2020, you provided oral comments with respect to the Annual Report to Shareholders for Diamond Hill Funds (the “Registrant”) for the period ended December 31, 2019 (the "Annual Report") and the Registrant’s prospectus dated February 28, 2020. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.
1.    Comment. In future filings, please order the risks to prioritize the risks that are most likely to adversely affect NAV, yield, and total return. Please note that after listing the most significant risks, the remaining can be alphabetized. See ADI 2019-08 - Improving Principal Risk Disclosure.
Response: The Registrant will take the staff’s position into consideration when preparing future filings.
2.    Comment. The staff notes that both the Diamond Hill Core Bond Fund and Diamond Hill Short Duration Total Return Fund had significant exposure to collateralized loan obligations (“CLO’s”) at December 31, 2019. To the extent the funds hold equity tranches of any CLOs, please discuss how the funds are accounting for income from the equity tranches, including appropriate GAAP citations.
Response. The Diamond Hill Core Bond Fund and Diamond Hill Short Duration Total Return Fund held 2.70% and 7.27%, respectively, in CLOs. None of these securities were equity tranches.
3.    Comment. The staff notes certain funds have exposure to consumer lending asset-backed securities. Please consider adding additional risk disclosure to the prospectus related to this asset class.
Response. The Registrant will consider adding additional risk disclosure in the next post-effective amendment.
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If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.
Sincerely,
/s/Thompson Hine LLP
Thompson Hine LLP